Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-217148
to Preliminary Prospectus Dated April 5, 2017

Term Sheet(1)	June 28, 2017

A preliminary short form prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec. A copy of the preliminary short form prospectus, and any amendment, is required to be delivered with this document. The preliminary short form prospectus is still subject to completion. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, the final short form prospectus and any amendment for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The short form prospectus will constitute a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities. The Corporation has filed a registration statement on Form S-1 with the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended, with respect to these securities. Before you invest, you should read the registration statement and other documents the Corporation has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Corporation, any agent or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting Desjardins Securities Inc. by phone at (416) 607-3047 or email at ecm@vmd.desjardins.com.

Issuer:	IntelGenx Technologies Corp. (the “Corporation”)

Offering:	Treasury offering of Convertible Unsecured Subordinated Debentures (collectively, the “Debentures”).

Minimum: $5,000,000 aggregate principal amount of Debentures
Amount:
Maximum: $10,000,000 aggregate principal amount of Debentures

Offering Price:	$1,000 per Debenture

Use of Proceeds:	The net proceeds from the Offering will be used for capital expansion, clinical studies, product development and general working capital requirements.

Interest Rate:	8.0% per annum. The interest will be payable semi-annually on the last day of June and December of each year, commencing on December 31, 2017.

Maturity Date:	June 30, 2020

Conversion:

Each Debenture will be convertible into Shares at the option of the holder at any time prior to the Maturity Date and the business day immediately preceding the date specified by the Corporation for redemption of Debentures. During such period, each Debenture will be convertible at a conversion price of $1.35 per Share, being a conversion rate of approximately 740 Shares per $1,000 principal amount of Debentures, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest thereon for the period from the date of the latest interest payment date to, but excluding, the date of conversion.

Redemption:

The Debentures will not be redeemable prior to June 30, 2018. On and after June 30, 2018, but prior to June 30, 2019, the Debentures will be redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Corporation’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the weighted average trading price of the Shares on the TSXV for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125% of the conversion price of $1.35. On and after June 30, 2019 and prior to the Maturity Date, the Debentures will be redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Corporation’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

(1) Capitalized terms used and not defined in this term sheet have the meanings ascribed to them in the preliminary short form prospectus.

Term Sheet	June 28, 2017

Share Interest Payment Election:

The Corporation may elect, from time to time, subject to any required regulatory approvals and provided that no Event of Default has occurred and is continuing, to satisfy, subject to securing all necessary regulatory approvals and on not more than 30 days’ and not less than 15 days’ prior notice, all or part of its interest payment obligations by delivering sufficient freely tradeable Shares, at a price per Share equal to the market price (as defined by the policies of the TSXV) on the day before the public announcement by the Corporation of its intention to satisfy its interest payment obligations in Shares.

Corporation’s Option upon Redemption or Maturity:

Upon redemption by the Corporation as set forth above or at maturity, the Corporation will repay the indebtedness represented by the Debentures, together with accrued and unpaid interest thereon. The Corporation may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice and subject to applicable regulatory approvals and the conditions set out in the Indenture, elect to satisfy its obligation to repay all or any portion of the principal amount of and premium (if any) on the Debentures that are to be redeemed or that are to mature, as the case may be, by issuing and delivering freely tradeable Shares to the holders of the Debentures. The number of Shares to be issued in respect of each Debenture will be determined by dividing $1,000 by 95% of the Current Market Price on the date fixed for redemption or maturity, as the case may be.

Purchase:

Provided that no Event of Default has occurred and is continuing, the Corporation will have the right to purchase for cancellation Debentures in the market, by tender or by private contract, subject to regulatory requirements.

Change of Control:

Upon the occurrence of a Change of Control involving the acquisition of voting control or direction over 66 2/3% or more of the Shares of the Corporation, the Corporation will be required to make an offer to purchase, within 30 days following the consummation of the Change of Control, all of the Debentures at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

Rank:

The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Corporation, including indebtedness under the Corporation’s present and future bank credit facilities and any other secured creditors.

Listing:

The TSXV has conditionally approved the listing of the Debentures distributed under the short form prospectus and the Shares issuable on the conversion of the Debentures or otherwise commencing on the Closing. Listing is subject to the Corporation fulfilling the applicable listing requirements of the TSXV, including distribution of the Debentures to a minimum number of public holders.

Form of Offering:

Best efforts public offering, eligible for sale in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec. The Debentures will be qualified by a short form prospectus prepared and filed under Canadian securities laws, and the Debentures and Shares will be registered in the United States pursuant to a registration statement filed with the SEC under the U.S. Securities Act of 1933, as amended, and the Debentures will be qualified in offshore jurisdictions that are agreed to by the Corporation and the Agents pursuant to relevant prospectus or registration exemption in accordance with applicable laws.

Term Sheet	June 28, 2017

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, RDSPs, DPSPs and TFSAs.

Lead Agent:	Desjardins Securities Inc. in Canada together with its affiliate Desjardins Securities International Inc. in the United States.

Agency Fee:	6.0%, payable upon closing.

Closing:	On or about July 12, 2017